JERNIGAN CAPITAL, INC.

JERNIGAN CAPITAL OPERATING COMPANY, LLC

6410 Poplar Avenue, Suite 650

Memphis, TN 38119

June 23, 2016

VIA EDGAR

Ms. Stacie D. Gorman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jernigan Capital, Inc. and Jernigan Capital Operating Company, LLC
Registration Statement on Form S-3 (File No. 333-212049 and 333-212049-1)

Dear Ms. Gorman:

Jernigan Capital, Inc. and Jernigan Capital Operating Company, LLC (together, the “Registrants”) hereby withdraw their request, dated June 22, 2016, to accelerate the effectiveness of the registration statement on Form S-3 (File No. 333-212049 and 333-212049-1) to 4:00 p.m., Eastern Time, on June 24, 2016.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request acceleration of effectiveness of the registration statement on Form S-3 (File No. 333-212049 and 333-212049-1), to 4:00 p.m., Eastern Time, on June 24, 2016 or as soon as practicable thereafter.

In connection with this request, the Registrants acknowledge that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants request that they be notified of such effectiveness by a telephone call to David P. Slotkin at (202) 887-1554.

Very truly yours,

Jernigan Capital, Inc.

By:	/s/ Dean Jernigan
Name:	Dean Jernigan
Title:	Chief Executive Officer and Chairman of the Board of Directors

Jernigan Capital Operating Company, LLC
By: Jernigan Capital, Inc., its sole managing member

By:	/s/ Dean Jernigan
Name:	Dean Jernigan
Title:	Chief Executive Officer and Chairman of the Board of Directors